UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-33107

CANADIAN SOLAR INC.

545 Speedvale Avenue West, Guelph,

Ontario, Canada N1K 1E6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CANADIAN SOLAR INC.

Form 6-K

TABLE OF CONTENTS

Incorporation by reference

Signature

Exhibit Index

Exhibit 99.1

INCORPORATION BY REFERENCE

The document attached as exhibit 99.1 to this 6-K (other than the section titled “Business Outlook”) is incorporated by reference into the Registrant’s Registration Statement on Form F-3 initially filed on May 27, 2021 (No. 333- 256526).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SOLAR INC.

	By:	/s/ Shawn (Xiaohua) Qu
	Name:	Shawn (Xiaohua) Qu
	Title:	Chairman and Chief Executive Officer

Date: November 18, 2021

EXHIBIT INDEX

Exhibit 99.1 — Third Quarter 2021 Earnings Release